2000 Pennsylvania Ave. NW Suite 6000 Washington, DC 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison foerster llp

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singapore, tokyo, washington, d.c.

March 4, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer McHugh

Re:	Arca U.S. Treasury Fund (the “Fund”) Registration Statement on Form N-2 File No. 333-236320

Dear Ms. McHugh:

This letter responds to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 2, 2020. The Staff drew our attention to a February 26, 2020 article posted to coindesk.com related to the Fund’s most recent filing with the Commission. The article included a live link to a webpage regarding the Fund (the “Fund Webpage”). Although the Staff is aware that no trading in Fund shares has occurred, the Staff had the following comments and questions regarding the Fund Webpage:

1.	The Staff questions whether the information on the Fund Webpage is consistent with the statements in the Fund’s registration statement filed with the Commission.

Response: The parent company of the Fund’s investment adviser (“Parent”) and the Fund’s investment adviser (“Adviser” and, together with the Parent and the Fund, “Arca”) intended the Fund Webpage to be used only in connection with fundraising on behalf of the Parent. The Fund Webpage was intended as informational content related to Arca’s strategy and vision, which includes the Fund and its potential use case. To the best of the knowledge and belief of the Parent, the Adviser, and the Fund, the Fund Webpage was not intended to be used for marketing the Fund.1 Upon receipt of the Staff’s comments regarding the public availability of the Fund Webpage, the Fund Webpage was promptly removed from the website.

1 In keeping with this, Arca did not publicize the Fund Webpage and did not refer any reporter to the Fund Webpage’s URL. Arca believes that the coindesk.com reporter independently found the Fund Webpage.

U.S. Securities and Exchange Commission

March 4, 2020

Page Two

Because the Fund Webpage was not intended as marketing of the Fund, the page was not updated to reflect changes to the Fund’s registration statement made over time, nor was it reviewed by counsel or any other party for compliance with applicable fund advertising rules. As a result, the Fund Webpage was inconsistent in some respects with the Fund’s current registration statement. Arca is prepared to take steps to clarify to the public that the only accurate and complete information about the Fund is contained in the Fund’s registration statement on file with the Commission. For example, Arca intends to reach out to coindesk.com to request that the article mentioning the Fund be amended to include such disclosure.

2.	The Staff questions whether the Fund Webpage is consistent with the prohibitions on gun-jumping under the Securities Act of 1933 (the “Securities Act”).[2]

Response: Arca believes that it is reasonable to conclude that the Fund Webpage does not constitute gun-jumping, based on an application of Rule 135 under the Securities Act.

Notwithstanding the prohibition on gun-jumping, Rule 135 under the Securities Act provides that a notice of a proposed offering will not be deemed an “offer” if it states that an offering will be made only by a prospectus and contains no more than the following information: (i) the name of the issuer; (ii) the title, amount and basic terms of the securities proposed to be offered; (iii) the amount of the offering, if any, to be made by selling stockholders; (iv) a brief statement of the manner and purposes of the offering without naming the underwriters; and (v) in the case of a rights offering or other special offering, certain information to alert security holders. Applicable requirements of Rule 135 under the Securities Act are addressed below.3

•	The Fund Webpage includes a statement to the effect that it does not constitute an offer of any securities for sale.
o	The disclosure at the bottom of the Fund Webpage includes a statement “to the effect” that it does not constitute an offer of any securities for sale. The disclosure cautions investors to “carefully consider the investment objectives, risks, charges and expenses of [the ‘Funds’]. This and other important information about the Funds are in the respective Fund’s offering documents . . . All of the offering documents should be read carefully before investing.” This makes it clear that offers can only be made by reference to the offering documents. Moreover, the page makes it clear that regulatory approval of the Fund was “pending,” further clarifying that no offer for sale was then made.
•	The name of the issuer.
o	The name of the issuer, “Arca U.S. Treasury Fund,” was clearly identified at the top of the Fund Webpage.

2 The Securities Act imposes restrictions on the dissemination of information regarding a registrant during the period after a registration statement has been filed with the Commission and prior to the time the Commission declares the registration statement effective (the “waiting period”). Section 5(c) of the Securities Act provides that it is illegal to “offer to sell or offer to buy … any security, unless a registration statement has been filed as to such security.”

3 Arca is aware that there are additional provisions of Rule 135 that pertain to specific types of offerings (e.g., rights offerings, employee offerings, exchange offers, and Rule 145(a) offerings). Arca does not believe that any of these provisions of Rule 135 are relevant to the analysis of the Fund Webpage.

U.S. Securities and Exchange Commission

March 4, 2020

Page Three

•	The title, amount and basic terms of the securities proposed to be offered.
o	The title of the securities (i.e., “ArCoins”) is prominent throughout the Fund Webpage. Additionally, the basic terms of the securities and a statement of the purposes of the offer are included on the tiles on the main page, including:
▪	the shares will be issued as digital securities;
▪	the Fund intends to make interest payments to shareholders;
▪	the shares will be a more stable digital security;
▪	the Fund uses a closed-end fund structure;
▪	the Fund will be registered under the Investment Company Act of 1940 (the “1940 Act”) and, accordingly, any investor will benefit from the regulatory protections provided by the 1940 Act (including, e.g., independent auditors, independent trustees and mandatory reporting); and
▪	the Fund’s shares use technology to solve for current inefficiencies, including that they can be transferred in peer-to-peer transactions using blockchain-based “smart contracts.”
•	The amount of the offering, if any, to be made by selling stockholders.
o	Not applicable.
•	A brief statement of the manner and purposes of the offering without naming the underwriters.
o	There is no reference to the Fund’s underwriter/distributor nor the manner in which the offering will be made. The purpose of the offering is identified as “tokenizing [investments in] US Treasury Bonds in order to create a safer, more stable digital security.”
•	In the case of a rights offering or other special offering, certain information to alert security holders.
o	Not applicable.

The Fund notes that none of the tiles that addressed these basic terms included hyperlinks and no further information regarding these basic terms was available to viewers of the Fund Webpage.

3.	The Staff asked whether the Fund Webpage was filed with FINRA and, if so, whether any comments were received from FINRA.

Response: The Fund Webpage was not filed with FINRA. As noted previously, the Fund Webpage was not intended to be used to market the Fund and therefore it was not provided to the Fund’s distributor for review and filing. The Fund is aware that marketing materials related to the Fund and available to retail investors must comply with FINRA Rule 2210, including review by a FINRA-registered principal and filing with FINRA. The Fund undertakes to ensure that, going forward, the Fund’s website is submitted for such review and filing prior to use.

U.S. Securities and Exchange Commission

March 4, 2020

Page Four

Should you have any questions or comments regarding this letter, please direct them to me at 202-887-1597 or to Kelley Howes at 303-592-2237.

Very truly yours,

/s/ Susan I. Gault-Brown
Name: Susan I. Gault-Brown

cc:	Philip Liu, Arca Funds
J. Rayne Steinberg, Arca Funds
Sumeera Younis, Securities and Exchange Commission
Sonny Oh, Securities and Exchange Commission
Scott Lee, Securities and Exchange Commission
Kelley A. Howes, Morrison & Foerster LLP